SEC File No. 82-34725

06018800

Agricore United

RECEIVED

2006 NOV 27 P 1:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

AGRICORE UNITED ANNOUNCES FIRST WINNER IN 2007 HAUL MORE/STORE MORE CONTEST

SUPPL

WINNIPEG, MANITOBA (November 24, 2006) - Agricore United (TSX:AU) is pleased to announce Cristine Herlick of Tribune, Saskatchewan is the lucky winner of a $5,000 credit in the company's 2007 CWB Series A "Haul More/Store More" contest. The credit can be used for Agricore United products and services. Cristine, a customer of Agricore United's Tribune, Saskatchewan location, was randomly chosen from among thousands of entries across western Canada.

The $5,000 prize is the first big prize of many in the "Haul More/Store More" contest. There are still fifteen grand prizes consisting of GrainMax bins to be won. All CWB Series A contracts signed with Agricore United by July 31, 2007 will automatically be included in the draw for the 2300 bushel GrainMax bins. Valued at over $9,000 each, each GrainMax prize includes farm delivery, steel base and setup. One grand prize will be awarded every two weeks in western Canada, starting January 15, 2007, with the final draw taking place on August 15, 2007.

In addition to getting entries from signing a CWB Series A contract, customers are encouraged to haul more board grain against their Series A contracts to increase their chances to store more. They will automatically receive additional contest entries for every 20 MT contracted through Agricore United and additional entries will be awarded upon delivery. For complete contest rules, please visit www.agricoreunited.com/seriesa. You can also enter by simply visiting your Agricore United retailer.

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

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For more information, contact:
Radean Carter
Communications Coordinator
Agricore United
204-944-2238
rcarter@agricoreunited.com

PROCESSED

NOV 29 2006

THOMSON FINANCIAL

dlw 11/27